                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                          Northrop Grumman Corporation

              -----------------------------------------------------
                                (Name of Issuer)


                                  Common Stock

              -----------------------------------------------------
                         (Title of Class of Securities)


                                   666807 10 2

              -----------------------------------------------------
                                 (CUSIP Number)

                                  Scott Renwick
                                  Unitrin, Inc.
                              One East Wacker Drive
                                Chicago, IL 60601
                                 (312) 661-4520

              -----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 27, 2003

              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                    Page 2 of 12
                                  SCHEDULE 13D

CUSIP No. 666807 10 2
--------------------------------------------------------------------------------
 1.   Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Unitrin, Inc.
      95-4255452

--------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------
 3.   SEC Use Only

--------------------------------------------------------------------------------
 4.   Source of Funds (See Instructions)

      N/A

--------------------------------------------------------------------------------
 5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

      Delaware

--------------------------------------------------------------------------------
                      7.    Sole Voting Power
   Number of                2,554,265
    Shares           -----------------------------------------------------------
 Beneficially         8.    Shared Voting Power
   Owned by                 6,728,156
     Each            -----------------------------------------------------------
   Reporting          9.    Sole Dispositive Power
    Person                  2,554,265
     With            -----------------------------------------------------------
                     10.    Shared Dispositive Power
                            6,728,156
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      9,282,421
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                     [_]

--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

      5.07%

--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)
      HC, CO

CUSIP No. 666807 10 2
--------------------------------------------------------------------------------
 1.   Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Trinity Universal Insurance Company
      75-0620550

--------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------
 3.   SEC Use Only

--------------------------------------------------------------------------------
 4.   Source of Funds (See Instructions)

      N/A

--------------------------------------------------------------------------------
 5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

      Texas

--------------------------------------------------------------------------------
                      7.    Sole Voting Power
   Number of                0
    Shares           -----------------------------------------------------------
 Beneficially         8.    Shared Voting Power
   Owned by                 4,584,500
     Each            -----------------------------------------------------------
   Reporting          9.    Sole Dispositive Power
    Person                  0
     With            -----------------------------------------------------------
                     10.    Shared Dispositive Power
                            4,584,500
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      4,584,500
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
                                                                             [_]
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
      2.50%

--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)
      IC, CO

CUSIP No. 666807 10 2
--------------------------------------------------------------------------------
 1.   Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      United Insurance Company of America
      36-1896670

--------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------
 3.   SEC Use Only

--------------------------------------------------------------------------------
 4.   Source of Funds (See Instructions)

       N/A

--------------------------------------------------------------------------------
 5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

      Illinois

--------------------------------------------------------------------------------
                      7.    Sole Voting Power
   Number of                0
    Shares           -----------------------------------------------------------
 Beneficially         8.    Shared Voting Power
   Owned by                 1,936,092
     Each            -----------------------------------------------------------
   Reporting          9.    Sole Dispositive Power
    Person                  0
     With            -----------------------------------------------------------
                     10.    Shared Dispositive Power
                            1,936,092
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      1,936,092
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                     [_]

--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

      1.06%

--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)
      IC, CO

CUSIP No. 666807 10 2
--------------------------------------------------------------------------------
 1.   Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Union National Life Insurance Company
      72-0340280

--------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------
 3.   SEC Use Only

--------------------------------------------------------------------------------
 4.   Source of Funds (See Instructions)

      WC

--------------------------------------------------------------------------------
 5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

      Louisiana

--------------------------------------------------------------------------------
                      7.    Sole Voting Power
   Number of                0
    Shares           -----------------------------------------------------------
 Beneficially         8.    Shared Voting Power
   Owned by                 207,564
     Each            -----------------------------------------------------------
   Reporting          9.    Sole Dispositive Power
    Person                  0
     With            -----------------------------------------------------------
                     10.    Shared Dispositive Power
                            207,564
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      207,564
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                     [_]

--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

      0.11%

--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)
      IC, CO

Amendment No. 4 to Schedule 13D

     This Amendment No. 4 amends and supplements the Schedule 13D originally filed by Unitrin, Inc., Trinity Universal Insurance Company and United Insurance Company of America, dated April 3, 2001, as amended by Amendment No. 1 thereto, dated May 18, 2001, Amendment No. 2 thereto, dated February 11, 2002 and Amendment No. 3 thereto, dated December 30, 2002. Terms used herein and not otherwise defined have the meanings given such terms in the original Schedule 13D, dated April 3, 2001.

Item 1.  Security and Issuer.

     The class of equity securities to which this Schedule 13D relates is the common stock, par value $1.00 per share (the "Common Stock"), of Northrop Grumman Corporation (formerly NNG, Inc.), a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1804 Century Park East, Los Angeles, California 90067.

Item 2.  Identity and Background

     For revised information concerning the directors and executive officers of Unitrin, Trinity and United and for information concerning the directors and executive officers of Union National Life Insurance Company, a Louisiana corporation, 8282 Goodwood Boulevard, Baton Rouge, Louisiana 70806, see Schedules UNIT, T, U, and UNL, respectively, to this Amendment No. 4. All persons listed on such Schedules are U.S. citizens.

     No filing person has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years; nor, to the best knowledge and belief of the filing persons, has anyone listed in the attached Schedules been convicted in such proceedings.

     To the best knowledge and belief of the filing persons, during the past five years no filing person nor anyone listed on the attached Schedules was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

     On June 27, 2003, Union National Life Insurance Company ("Union National") purchased 207,564 shares of Common Stock from its parent company, Unitrin, Inc., for an aggregate amount of $17,999,950, using its working capital for such purchase.

Item 4.  Purpose of Transaction.

     Although their plans may change in the future, except as otherwise noted, the reporting persons do not have, as of the date of this filing, any plans or proposals that relate to or would result in any of the actions set forth in sub-items (a) through (j) of Item 4, except that Unitrin or its affiliates may, from time to time or at any time, subject to market conditions and other factors, purchase additional shares of Common Stock or the Issuer's Series B Convertible Preferred Stock in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the shares of Common Stock or Series B Convertible Preferred Stock now owned or hereafter acquired by them to one or more purchasers.

Item 5.  Interest in Securities of the Issuer.

     On June 27, 2003, Unitrin sold 207,564 shares of Common Stock to its wholly-owned subsidiary, Union National. Accordingly, this transaction merely changes Unitrin's interest in the transferred shares from a direct interest in 207,564 shares to an indirect interest in such shares through Union National. Union National did not hold any Common Stock prior to this transaction. A cover page has been added to this Schedule 13D to reflect Union National's interest. As indicated on such cover page, as a result of the foregoing transaction, Union National beneficially owns directly 207,564 shares of Common Stock over which it has shared voting and dispositive power with Unitrin.

     As indicated on the cover pages, Unitrin beneficially owns 2,554,265 shares of Common Stock over which it has sole voting and dispositive power. Such beneficial ownership is attributable to Unitrin's direct ownership of 937,125 shares of Common Stock and 1,774,812 shares of Series B Convertible Preferred Stock which are convertible into 1,617,140 shares of Common Stock. Unitrin beneficially owns 6,728,156 shares of Common Stock over which it has shared voting and dispositive power and such beneficial ownership is attributable to direct ownership by Trinity, United and Union National of 6,728,156 shares of Common Stock in the aggregate.

     As indicated on the cover pages, Trinity beneficially owns 4,584,500 shares of Common Stock over which it has shared voting and dispositive power and such beneficial ownership is attributable to Trinity's direct ownership of such number of shares of Common Stock.

     As further indicated on the cover pages, United beneficially owns 1,936,092 shares of Common Stock over which it has shared voting and dispositive power and such beneficial ownership is attributable to United's direct ownership of such number of shares of Common Stock.

     Except as set forth elsewhere in this Amendment No. 4, none of Unitrin, Trinity, United or Union National acquired or disposed of any shares of the Issuer's Common Stock since December 30, 2002, the date of Amendment No. 3 to this Schedule 13D.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  June 30, 2003                       UNITRIN, INC.

                                           By:      /s/  Scott Renwick
                                                --------------------------------
                                                    Scott Renwick
                                                    Senior Vice President

                                           TRINITY UNIVERSAL INSURANCE COMPANY

                                           By:      /s/  John M. Boschelli
                                                --------------------------------
                                                    John M. Boschelli
                                                    Assistant Treasurer

                                           UNITED INSURANCE COMPANY OF AMERICA

                                           By:      /s/ Scott Renwick
                                                    ----------------------------
                                                    Scott Renwick
                                                    Vice President

                                           UNION NATIONAL LIFE INSURANCE COMPANY

                                           By:      /s/  John M. Boschelli
                                                --------------------------------
                                                    John M. Boschelli
                                                    Assistant Treasurer

                                                                   SCHEDULE UNIT

                                  UNITRIN, INC.

-------------------------------------------------------------------------------------------------
NAME (ALL U.S. CITIZENS   BUSINESS  POSITION WITH UNITRIN (PRINCIPAL OCCUPATION, IF DIFFERENT,
UNLESS OTHERWISE NOTED)   ADDRESS   PRESENTED IN FOOTNOTES)
-------------------------------------------------------------------------------------------------
James E. Annable            (2)     Director
-------------------------------------------------------------------------------------------------
David F. Bengston (10)      (1)     Vice President
-------------------------------------------------------------------------------------------------
John M. Boschelli           (1)     Treasurer
-------------------------------------------------------------------------------------------------
Eric J. Draut (10)          (1)     Director, Executive Vice President, & Chief Financial Officer
-------------------------------------------------------------------------------------------------
Douglas G. Geoga            (3)     Director
-------------------------------------------------------------------------------------------------
Reuben L. Hedlund           (4)     Director
-------------------------------------------------------------------------------------------------
Jerrold V. Jerome           (5)     Director
-------------------------------------------------------------------------------------------------
William E. Johnston, Jr.    (6)     Director
-------------------------------------------------------------------------------------------------
Wayne Kauth                 (7)     Director
-------------------------------------------------------------------------------------------------
Edward J. Konar (10)        (1)     Vice President
-------------------------------------------------------------------------------------------------
Scott Renwick               (1)     Senior Vice President, Secretary & General Counsel
-------------------------------------------------------------------------------------------------
Richard Roeske (10)         (1)     Vice President & Chief Accounting Officer
-------------------------------------------------------------------------------------------------
Fayez S. Sarofim            (8)     Director
-------------------------------------------------------------------------------------------------
Donald G. Southwell (10)    (1)     Director, President & Chief Operating Officer
-------------------------------------------------------------------------------------------------
Richard C. Vie              (1)     Director, Chairman of the Board & Chief Executive Officer
-------------------------------------------------------------------------------------------------
Ann E. Ziegler              (9)     Director
-------------------------------------------------------------------------------------------------

(1)  One East Wacker Drive, Chicago, Illinois 60601.
(2) Mr. Annable is Economic Advisor to the Chairman of Bank One Corporation. One Bank One Plaza, Suite 0476, Chicago, Illinois 60670.
(3) Mr. Geoga is President of Hyatt Corporation and AIC Holding Co. 200 West Madison, 38th Floor, Chicago, Illinois 60606.
(4) Mr. Hedlund is a partner in the law firm of Hedlund & Hanley, LLC 55 West Monroe Street, Suite 3100, Chicago, Illinois 60603.
(5) Mr. Jerome is a retired executive. 41 Country Meadows Road, Rolling Hills Estates, CA 90274.
(6) Mr. Johnston is President de Conseil de Surveillance and a director of Salins Europe. 155 N. Harbor Drive, Chicago, Illinois 60601.
(7) Mr. Kauth is an independent consultant to the financial services industry. 233 South Wacker Drive, Chicago, Illinois 60606.
(8) Mr. Sarofim is the Chairman of the Board and President of Fayez Sarofim & Co., a registered investment advisor. Two Houston Center, Suite 2907, Houston, Texas 77010.
(9) Ms. Ziegler is Senior Vice President of Sara Lee Corporation, and Chief Financial Officer and Senior Vice President Administration of Sara Lee Bakery Group. 8400 Maryland Avenue, St. Louis, Missouri 63105.
(10) See also Schedule(s) T, U and/or UNL filed herewith.

                                                                      SCHEDULE T

                       TRINITY UNIVERSAL INSURANCE COMPANY

--------------------------------------------------------------------------------
NAME (ALL U.S. CITIZENS   BUSINESS  POSITION WITH UNITRIN (PRINCIPAL OCCUPATION,
UNLESS OTHERWISE NOTED)   ADDRESS   IF DIFFERENT, PRESENTED IN FOOTNOTES)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Stuart A. Bailey             (1)    Vice President
--------------------------------------------------------------------------------
David F. Bengston (3)        (2)    Director
--------------------------------------------------------------------------------
Roger M. Buss                (1)    Vice President
--------------------------------------------------------------------------------
Eric J. Draut (3)            (2)    Director
--------------------------------------------------------------------------------
Judith E. Fagan              (1)    Senior Vice President & Corporate Secretary
--------------------------------------------------------------------------------
William P. Fisanick          (1)    Chief Actuary
--------------------------------------------------------------------------------
Samuel L. Fitzpatrick        (2)    Director
--------------------------------------------------------------------------------
Edward J. Konar (3)          (2)    Director
--------------------------------------------------------------------------------
Dorothy A. Langley           (1)    Vice President & Corporate Counsel
--------------------------------------------------------------------------------
James S. Mason, Sr.          (1)    Vice President
--------------------------------------------------------------------------------
Kevin T. McNamara            (1)    Vice President
--------------------------------------------------------------------------------
Clark H. Roberts             (1)    Vice President & Treasurer
--------------------------------------------------------------------------------
Richard Roeske (3)           (2)    Director
--------------------------------------------------------------------------------
James A. Schulte             (1)    Director & President
--------------------------------------------------------------------------------
Donald G. Southwell (3)      (2)    Director & Chairman of the Board
--------------------------------------------------------------------------------
Keith J. Taylor              (1)    Vice President
--------------------------------------------------------------------------------

(1)  10000 North Central Expressway, Dallas, Texas 75231.
(2)  One East Wacker Drive, Chicago, Illinois 60601.
(3)  See also Schedule(s) UNIT, U and/or UNL filed herewith.

                                                                      SCHEDULE U

                       UNITED INSURANCE COMPANY OF AMERICA

----------------------------------------------------------------------------------------------------
NAME (ALL U.S. CITIZENS UNLESS       BUSINESS         POSITION WITH UNITED (PRINCIPAL OCCUPATION,
OTHERWISE NOTED)                     ADDRESS          IF DIFFERENT, PRESENTED IN FOOTNOTES)
----------------------------------------------------------------------------------------------------
David F. Bengston (3)                    (1)          Director
----------------------------------------------------------------------------------------------------
Eric J. Draut (3)                        (1)          Director
----------------------------------------------------------------------------------------------------
Patricia G. Grider                       (1)          Senior Vice President & Secretary
----------------------------------------------------------------------------------------------------
Richard J. Miller                        (2)          Vice President
----------------------------------------------------------------------------------------------------
Thomas D. Myers (3)                      (2)          Treasurer
----------------------------------------------------------------------------------------------------
Don M. Royster, Sr.(3)                   (2)          Director & President
----------------------------------------------------------------------------------------------------
David L. Smith                           (2)          Vice President
----------------------------------------------------------------------------------------------------
Donald G. Southwell (3)                  (1)          Director & Chairman of the Board
----------------------------------------------------------------------------------------------------

(1) One East Wacker Drive, Chicago, Illinois 60601.
(2) 231 West Lockwood Avenue. Webster Groves, Missouri 63119
(3) See also Schedule(s) T, UNL and/or, UNIT filed herewith.

                                                                    SCHEDULE UNL

                      UNION NATIONAL LIFE INSURANCE COMPANY

-------------------------------------------------------------------------------------------------
NAME (ALL U.S. CITIZENS UNLESS      BUSINESS        POSITION WITH UNITED (PRINCIPAL OCCUPATION,
OTHERWISE NOTED)                    ADDRESS         IF DIFFERENT, PRESENTED IN FOOTNOTES)
-------------------------------------------------------------------------------------------------
David F. Bengston (4)                  (1)          Director
-------------------------------------------------------------------------------------------------
Eric J. Draut (4)                      (1)          Director
-------------------------------------------------------------------------------------------------
Jerry W. Hester                        (2)          President & Director
-------------------------------------------------------------------------------------------------
R. Paul Hillman                        (2)          Treasurer & Controller
-------------------------------------------------------------------------------------------------
James A. Marquette                     (2)          Vice President & Secretary
-------------------------------------------------------------------------------------------------
Thomas D. Myers (4)                    (3)          Vice President & Assistant Treasurer
-------------------------------------------------------------------------------------------------
Don M. Royster, Sr. (4)                (3)          Director
-------------------------------------------------------------------------------------------------
Donald G. Southwell (4)                (1)          Director & Chairman of the Board
-------------------------------------------------------------------------------------------------

(1) One East Wacker Drive, Chicago, Illinois 60601.
(2) 8282 Goodwood Boulevard, Baton Rouge, Louisiana 70806.
(3) 231 West Lockwood Avenue. Webster Groves, Missouri 63119.
(4) See also Schedule(s) T, U and/or UNIT, filed herewith.